

January 30, 2024

Luisa Puche
Chief Financial Officer
Renovaro Biosciences Inc.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

> **Re: Renovaro Biosciences Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2023**
> **Filed October 2, 2023**
> **File No. 001-38758**

Dear Luisa Puche:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Impairment of Goodwill and Indefinite Lived Intangible Assets, page F-11

1.	You disclose that your annual fair value analysis performed on goodwill supported that goodwill is not impaired as of June 30, 2023. Please provide us with the following information and consider disclosing this information in future filings:

- The percentage by which fair value of your reporting unit exceeded its carrying value as of the date of the most recent quantitative test;
- A description of the methods and key assumptions used to estimate the fair value of the reporting unit and how these key assumptions were determined; and
- A description of potential events and/or circumstances that could reasonably be expected to negatively affect the key assumptions.

<u>Fair Value of Financial Instruments, page F-12</u>

2.   We note that you perform an annual impairment assessment of your indefinite life intangible assets and that your quantitative assessment as of June 30, 2023 and 2022 indicated that the carrying value of the IPR&D asset exceeded its fair value. Please revise your future filings to provide the disclosures required by ASC 820-10-50-2bbb as it relates to this non-recurring fair value measurement. In particular, please disclose the following:

- The level of the fair value hierarchy within which the fair value measurement is categorized,
- A description of the valuation techniques and inputs used in the fair value measurement, and
- If a Level 3 fair value measurement, quantitative information about the significant unobservable inputs used in the fair value measurement.

3.   As a related matter, please clarify for us your disclosure on page F-15 which states that the carrying value of the licenses acquired as IPR&D exceeded its fair value "due to the changes in the projected economic benefits to be realized from these assets." Cite the primary reasons for the change in projected economic benefits in your response.

<u>Note 9 - Commitments and Contingencies, page F-27</u>

4.   You have disclosed a number of legal proceedings to which you are a party. To the extent that you believe that it is reasonably possible that resolution of these proceedings could result in a material adverse effect on your financial condition, results of operations or cash flows, please revise your future filings to provide the disclosures required by ASC 450-20-50, including an estimate of reasonably possible losses in excess of amounts accrued.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences